

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Jane Novak
Chief Financial Officer
CF Finance Acquisition Corp. III
110 East 59th Street
New York, NY 10022

   Re: CF Finance Acquisition Corp. III
    Amendment No. 2 to Registration Statement on Form S-4
    Filed July 8, 2021
    File No. 333-256058

Dear Ms. Novak:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed July 8, 20221

AEye, Inc. and Subsidiaries Notes to Unaudited Condensed Consolidated Financial Statements 18. Related Parties, page F-94

1. We note that you have included new related party footnote disclosure in your unaudited March 31, 2021 financial statements; however, the disclosure appears to relate to the annual financial information. If the footnote disclosure should more appropriately be included in the annual financial statements, please include it there and tell us what consideration your auditor gave to this revision.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Douglas Ellenoff